Exhibit 12.1

UNIVERSAL HEALTH SERVICES, INC.

STATEMENT OF CALCULATION

OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months ended March 31,		Years ended December 31,
	2006	2005	2005(1)	2004	2003	2002	2001
Earnings:
Income from continuing operations before minority interests and income taxes	$92,036	$94,357	$197,789	$272,465	$319,462	$282,389	$164,104
Amortization of capitalized interest	221	221	885	727	461	176	5
Fixed charges	14,568	16,708	54,507	60,877	55,012	56,364	55,200

Earnings as adjusted	$106,825	$111,286	$253,181	$334,069	$374,935	$338,929	$219,309

Fixed Charges:
Interest expense	$8,525	$10,676	$32,933	$38,131	$32,876	$33,182	$35,172
Capitalized interest	440	—	—	1,539	3,648	4,553	3,045
Interest portion of rent expense (one-third lease rental expense)	5,405	5,151	20,243	20,282	17,541	17,589	15,906
Amortization of debt issuance costs	198	881	1,331	925	947	1,040	1,077
Total fixed charges	$14,568	$16,708	$54,507	$60,877	$55,012	$56,364	$55,200
Ratio of Earnings to Fixed Charges	7.3	6.7	4.6	5.5	6.8	6.0	4.0

(1)	Included in our 2005 earnings from continuing operations is $83.3 million of hurricane expense related to Hurricane Katrina, net of insurance recoveries.